Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

April 3, 2013

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Larry Spirgel

Re:	News Corporation

Revised Preliminary Proxy Statement filed on Schedule 14A

Filed on March 8, 2013

File No. 001-32352

Dear Mr. Spirgel:

On behalf of News Corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated March 14, 2013 (the “Comment Letter”) relating to the Company’s Revised Preliminary Proxy Statement filed on Schedule 14A, File No. 001-32352, filed on March 8, 2013 (the “Proxy Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Proxy Statement (the “Amendment”) for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Proxy Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.

Proposal No. 2, page 11

1.	We note the revisions made in response to comments 2 and 3 from our letter dated January 16, 2013. We further note statements indicating that the adoption of Proposal No. 2 “would grant the Board the flexibility to effectuate certain separation transactions in a manner that would be expedient, efficient and in the best interests of Parent and [your] stockholders,” would “allow for the intended tax treatment in the proposed Separation” and would “lead to structuring efficiencies.” Please more specifically explain the benefits of structuring the distribution in the manner described and why the intercompany arrangements are necessary to facilitate those benefits.

The benefit of structuring the Separation in this manner is the potential for generally tax-efficient treatment for stockholders. In order to realize this benefit, all stockholders (including the owners of Subsidiary-Owned Shares) must participate in the distribution of shares of New News Corporation stock. However, in order to eliminate the cross-ownership interest created in the distribution to our subsidiaries, which is inconsistent with our intent that we and New News Corporation are two independent public companies post-Separation, without either owning a portion of the other, the owners of Subsidiary-Owned Shares will then exchange their shares of New News Corporation stock for shares of Parent Common Stock. Clarifying disclosure has been included in the revised proxy.

2.	Clarify that the Parent Common Stock exchanged for the shares of New News Corporation stock will not have any voting rights and have no dilutive effect on the holdings of public shareholders.

The Parent Common Stock exchanged for the shares of New News Corporation stock will not have any voting rights and have no dilutive effect on the holdings of Parent’s public stockholders. Clarifying disclosure has been included in the revised proxy.

3.	Explain why the Board does not cancel the Subsidiary-owned Shares prior to the separation, and why the Company’s subsidiaries holds shares in the Parent Company.

In 2004, in a share cancellation scheme of arrangement, stockholders of The News Corporation Limited (TNCL), an Australian corporation and the former parent company in Parent’s corporate group, contributed their stock to Parent, a newly formed Delaware corporation, in exchange for Parent Common Stock. Parent’s subsidiaries received their shares of Parent Common Stock in this exchange, which was treated as contribution under section 351 of the Internal Revenue Code of 1986, as amended. The Board has not and will not cancel the Subsidiary-Owned Shares prior to the Separation, as doing so would result in tax costs to Parent’s consolidated tax group.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

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